EXHIBIT 99.8

Press Release

Third quarter and first nine months 2017 results

	3Q17	Change vs 3Q16	9M17	Change vs 9M16
Adjusted net income[1]
- in billions of dollars (B$)	2.7	+29%	7.7	+31%
- in dollars per share	1.04	+23%	3.02	+25%
Operating cash flow before working capital changes[1] (B$)	5.2	+14%	15.2	+24%

Net income[2] of 2.7 B$ in the third quarter 2017
Net-debt-to-equity ratio of 18.0% at September 30, 2017
Hydrocarbon production of 2,581 kboe/d in the third quarter 2017
Interim dividend of 0.62 €/share payable in April 2018[3]

Paris, October 27, 2017 - Total’s Board of Directors met on October 26, 2017, to review the Group’s accounts for the third quarter and first nine months 2017. Commenting on the results, Chairman and CEO Patrick Pouyanné said:

“Total reported adjusted net income of $2.7 billion this quarter, a 29% increase compared to a year ago while the Brent price increased by 14%. This solid performance was also reflected in a return on equity of close to 10% and strong cash flow generation: excluding acquisitions-divestments, the Group generated $2.1 billion of cash flow after investments in the third quarter 2017 and $5.2 billion in the first nine months. The Group took full advantage of the favorable environment thanks to the performance of its integrated model and its strategy to reduce its breakeven point.

Adjusted net operating income from Exploration & Production increased by 84% compared to last year, benefiting notably from a 6% increase in production. Total continues to capitalize on its strengths: the Group took over as the operator of the giant 300 kb/d Al-Shaheen field in Qatar and announced the acquisition of Maersk Oil, which will strengthen its position in the North Sea and generate strong synergies.

The Downstream benefited from favorable refining margins and increased its results by 18% compared to the second quarter, despite the impact of Hurricane Harvey on its American operations, and generated more than $5.1 billion in cash flow in the first nine months, in line with the target for the year. Marketing & Services has announced its entry into the distribution sector in Mexico, the second-largest market in Latin America.

Investment discipline continues. Organic investments were $3.1 billion in the third quarter 2017 and $10.0 billion in the first nine months, in line with the target of $14 billion this year, and cost reduction will be more than $3.6 billion, surpassing the target for the year.

With operating cash flow before working capital changes of $15 billion in the first nine months of 2017, an increase of $3 billion over last year, the Group continues to strengthen its balance sheet, with a net-debt-to-equity ratio below 20%. This allows the implementation of the strategy for profitable growth, taking advantage of the low cost environment, notably by launching high-return projects.”

[1]	Definitions on page 2.
[2]	Group share.
[3]	The ex-dividend date will be March 19, 2018, and the payment date will be set for April 9, 2018.

Key figures4

3Q17	2Q17	3Q16	3Q17 vs 3Q16	In millions of dollars, except effective tax rate, earnings per share and number of shares	9M17	9M16	9M17 vs 9M16
3,062	2,748	2,332	+31%	Adjusted net operating income from business segments*	8,577	6,734	+27%
1,439	1,359	781	+84%	Exploration & Production	4,180	2,210	+89%
97	95	191	-49%	Gas, Renewables & Power	253	307	-18%
1,020	861	916	+11%	Refining & Chemicals	2,904	3,064	-5%
506	433	444	+14%	Marketing & Services	1,240	1,153	+8%
674	578	515	+31%	Contribution of equity affiliates to adjusted net income	1,843	1,811	+2%
32.6%	28.2%	21.5%	—	Group effective tax rate[5]	30.9%	22.0%	—
2,674	2,474	2,070	+29%	Adjusted net income	7,706	5,880	+31%
1.04	0.97	0.84	+23%	Adjusted fully-diluted earnings per share (dollars)[6]	3.02	2.42	+25%
0.88	0.88	0.76	+16%	Adjusted fully-diluted earnings per share (euros)**	2.71	2.17	+25%
2,505	2,485	2,404	+4%	Fully-diluted weighted-average shares (millions)	2,480	2,375	+4%
2,724	2,037	1,954	+39%	Net income (Group share)	7,610	5,648	+35%
3,910	4,205	5,201	-25%	Investments[7]	11,793	14,675	-20%
539	360	192	x2.8	Divestments[8]	3,797	1,950	+95%
3,373	3,845	5,116	-34%	Net investments[9]	7,998	12,829	-38%
3,060	3,949	4,082	-25%	Organic investments[10]	9,953	12,756	-22%
542	52	74	x7.3	Resource acquisitions	607	129	x4.7
5,159	5,334	4,522	+14%	Operating cash flow before working capital changes [11]	15,180	12,230	+24%
4,363	4,640	4,740	-8%	Cash flow from operations	13,704	9,503	+44%

*	The new Gas, Renewables & Power segment reflects the Group’s ambition in low-carbon energies. It encompasses downstream Gas activities previously integrated in the Upstream (now Exploration & Production) segment, New Energies activities (excluding biotechnologies) previously integrated in the Marketing & Services segment and a new Innovation & Energy Efficiency division. The Exploration & Production, Refining & Chemicals (which includes a new Biofuels division) and Marketing & Services segments have been restated accordingly. 2015 and 2016 historical data is available at total.com.
**	Average €-$ exchange rate: 1.1746 in the third quarter 2017 and 1.1140 in the first nine months 2017.

Highlights since the beginning of the third quarter 201712

•	Announced acquisition of Maersk Oil for $7.45 billion in a share and debt transaction

•	Started operations on the giant Al-Shaheen oil field concession in Qatar

•	Started up the Edradour-Glenlivet fields with 56 kboe/d capacity in West of Shetland area, ahead of schedule and 30% under budget

•	Signed contract to develop phase 11 of the South Pars giant gas field in Iran

•	Signed agreement with Chevron to strengthen exploration portfolio in the Gulf of Mexico

•	Sold remaining 15% interest in the Gina Krog field in Norway to Kufpec

•	Entered petroleum product retail sector in Mexico in agreement with GASORED to rebrand network of 250 stations as Total

•	Launched Total Spring in France to target residential market with gas and green power distribution that is 10% cheaper than regulated tariffs

•	Acquired 23% interest in EREN Renewable Energy to accelerate profitable growth of renewable business

[4]	Adjusted results are defined as income using replacement cost, adjusted for special items, excluding the impact of changes for fair value; adjustment items are on page 10.
[5]	Tax on adjusted net operating income / (adjusted net operating income – income from equity affiliates – dividends received from investments – impairment of goodwill + tax on adjusted net operating income).
[6]	In accordance with IFRS norms, adjusted fully-diluted earnings per share is calculated from the adjusted net income less the perpetual subordinated bond
[7]	Including acquisitions and increases in non-current loans.
[8]	Including divestments and reimbursements of non-current loans.
[9]	Net investments = investments - divestments - repayment of non-current loans - other operations with non-controlling interests.
[10]	Organic investments = net investments excluding acquisitions, asset sales and other operations with non-controlling interests.
[11]	Operating cash flow before working capital changes, previously referred to as adjusted cash flow from operations, is defined as cash flow from operating activities before changes in working capital at replacement cost. The inventory valuation effect is explained on page 13.
[12]	Certain transactions referred to in the highlights are subject to approval by authorities or to other conditions as per the agreements.

Analysis of business segments

Exploration & Production

>	Environment – liquids and gas price realizations*

3Q17	2Q17	3Q16	3Q17 vs 3Q16		9M17	9M16	9M17 vs 9M16
52.1	49.6	45.9	+14%	Brent ($/b)	51.8	41.9	+24%
48.9	45.1	41.4	+18%	Average liquids price ($/b)	47.7	38.4	+24%
4.05	3.93	3.45	+17%	Average gas price ($/Mbtu)	4.03	3.45	+17%
38.2	35.5	32.4	+18%	Average hydrocarbon price ($/boe)	37.2	30.6	+22%

*	Consolidated subsidiaries, excluding fixed margins.

>	Production

3Q17	2Q17	3Q16	3Q17 vs 3Q16	Hydrocarbon production	9M17	9M16	9M17 vs 9M16
2,581	2,500	2,443	+6%	Combined production (kboe/d)	2,550	2,449	+4%
1,392	1,298	1,290	+8%	Liquids (kb/d)	1,331	1,276	+4%
6,427	6,500	6,286	+2%	Gas (Mcf/d)	6,605	6,397	+3%

Hydrocarbon production was 2,581 thousand barrels of oil equivalent per day (kboe/d) in the third quarter 2017, an increase of close to 6% compared to the third quarter 2016, due to the following:

•	+6% due to project ramp ups, notably Kashagan, Moho Nord, Surmont, Incahuasi, Angola LNG and Edradour-Glenlivet;

•	+4% portfolio effect, mainly due to taking over the concession for the giant Al-Shaheen oil field in Qatar and acquiring an additional 75% interest in the Barnett shale in the United States, partially offset by the exit from the southern sector of the Republic of the Congo;

•	+1% related to improved security conditions in Libya and Nigeria; and

•	-5% due to natural field decline, maintenance activity, the PSC price effect and OPEC quotas.

In the first nine months 2017, hydrocarbon production was 2,550 kboe/d, an increase of more than 4% compared to the first nine months 2016, due to the following:

•	+5% due to new project ramp ups, notably Kashagan, Moho Nord, Incahuasi, Surmont, and Angola LNG;

•	+2% portfolio effect, mainly due to the acquisition of an additional 75% interest in the Barnett shale in the United States, partially offset by the exit from the southern sector of the Republic of the Congo and asset sales in Russia and Norway;

•	+1% related to improved security conditions in Libya and Nigeria; and

•	-4% due to natural field decline, the PSC price effect and OPEC quotas.

>	Results

3Q17	2Q17	3Q16	3Q17 vs 3Q16	In millions of dollars, except effective tax rate	9M17	9M16	9M17 vs 9M16
1,439	1,359	781	+84%	Adjusted net operating income*	4,180	2,210	+89%
435	373	241	+80%	including income from equity affiliates	1,123	934	+20%
42.8%	36.2%	30.5%		Effective tax rate**	40.5%	13.3%
3,228	3,448	3,484	-7%	Investments	9,312	11,252	-17%
339	132	105	x3.2	Divestments	584	1,369	-57%
2,388	3,296	3,355	-29%	Organic investments	8,189	10,760	-24%
3,197	3,248	2,768	+15%	Operating cash flow before working capital changes	9,476	6,841	+39%
2,633	2,504	2,275	+15%	Cash flow from operations	7,633	4,971	+54%

*	Details on adjustment items are shown in the business segment information annex to financial statements.
**	Tax on adjusted net operating income / (adjusted net operating income - income from equity affiliates - dividends received from investments - impairment of goodwill + tax on adjusted net operating income).

Operating cash flow before working capital changes from Exploration & Production was 3,197 M$ in the third quarter 2017, an increase of 15% compared to the third quarter 2016, notably due to increases in production and hydrocarbon prices. For the first nine months 2017, operating cash flow before working capital changes was 9,476 M$, an increase of 39% compared to an increase of 24% for Brent, notably due to production ramp-ups on major projects started up since 2016, including Kashagan and Moho Nord, and to operating cost reductions.

The Exploration & Production segment’s adjusted net operating income was:

•	1,439 M$ in the third quarter 2017, an increase of 84% compared to the third quarter 2016, notably due to production growth, cost reductions, and an increase in oil and gas prices; and

•	4,180 M$ in the first nine months 2017, an increase of 89% compared to the first nine months 2016, for the same reasons above.

Gas, Renewables & Power

>	Results

3Q17	2Q17	3Q16	3Q17 vs 3Q16	In millions of dollars	9M17	9M16	9M17 vs 9M16
97	95	191	-49%	Adjusted net operating income*	253	307	-18%
99	77	1,097	-91%	Investments	491	1,339	-63%
—	23	33	ns	Divestments	27	137	-80%
98	68	104	-6%	Organic investments	268	327	-18%
87	110	73	+19%	Operating cash flow before working capital changes	217	22	x9.9
325	(114)	24	x13.5	Cash flow from operations	336	(194)	ns

*	Detail of adjustment items shown in the business segment information annex to financial statements.

Adjusted net operating income for the Gas, Renewables & Power segment was 97 M$ in the third quarter 2017, in line with the second quarter. Adjusted net operating income for the first nine months 2017 decreased by 18%, due to weakness in the solar market.

Refining & Chemicals

>	Refinery throughput and utilization rates*

3Q17	2Q17	3Q16	3Q17 vs 3Q16		9M17	9M16	9M17 vs 9M16
1,877	1,672	1,947	-4%	Total refinery throughput (kb/d)	1,821	1,949	-7%
648	574	681	-5%	France	616	653	-6%
802	684	771	+4%	Rest of Europe	761	806	-6%
427	414	495	-14%	Rest of world	444	490	-9%
90%	81%	85%		Utlization rate based on crude only**	88%	84%	—

*	Includes share of TotalErg, and African refineries reported in the Marketing & Services segment.
**	Based on distillation capacity at the beginning of the year.

Refinery throughput:

•	decreased by 4% in the third quarter 2017 compared to the third quarter 2016, mainly as a result of shutting down the Port Arthur refinery in the United States due to Hurricane Harvey and the ending of oil refining at La Mede at year-end 2016; and

•	decreased by 7% in the first nine months 2017 compared to the first nine months 2016, for the same reasons above and also due to a higher level of maintenance in the second quarter 2017.

>	Results

3Q17	2Q17	3Q16	3Q17 vs 3Q16	In millions of dollars except the ERMI	9M17	9M16	9M17 vs 9M16
48.2	41.0	25.5	+89%	European refining margin indicator - ERMI ($/t)	42.7	31.9	+34%
1,020	861	916	+11%	Adjusted net operating income*	2,904	3,064	-5%
357	401	554	-36%	Investments	1,024	1,295	-21%
24	20	21	+14%	Divestments	2,784	73	x38.1
338	381	403	-16%	Organic investments	941	1,094	-14%
1,218	1,352	1,051	+16%	Operating cash flow before working capital changes	3,604	3,509	+3%
662	1,972	1,697	-61%	Cash flow from operations	4,399	2,839	+55%

*	Detail of adjustment items shown in the business segment information annex to financial statements.

The Group’s European refining margin indicator (ERMI) increased sharply to 48.2 $/t in the third quarter 2017, due to elevated petroleum product demand in the face of limited supply resulting from numerous shutdowns due in part to Hurricane Harvey. Petrochemicals continued to benefit from a favorable environment albeit down compared to a year ago.

Refining & Chemicals benefited from the favorable environment, despite the impact of Hurricane Harvey on its American operations, and operating cash flow before working capital changes was 1,218 M$ in the third quarter 2017, an increase of 16% compared to the third quarter 2016.

Refining & Chemicals adjusted net operating income was:

•	1,020 M$ in the third quarter 2017, an increase of 11% compared to the third quarter 2016 despite the sale of Atotech; and

•	2,904 M$ in the first nine months 2017, a decrease of 5% compared to the first nine months 2016, notably due to the impact of Hurricane Harvey and the sale of Atotech in early 2017.

Marketing & Services

>	Petroleum product sales

3Q17	2Q17	3Q16	3Q17 vs 3Q16	Sales in kb/d*	9M17	9M16	9M17 vs 9M16
1,807	1,760	1,814	—	Total Marketing & Services sales	1,765	1,788	-1%
1,072	1,039	1,113	-4%	Europe	1,050	1,083	-3%
735	721	701	+5%	Rest of world	715	705	+1%

*	Excludes trading and bulk refining sales, includes share of TotalErg.

Petroleum product sales were generally stable compared to the previous year, with a move toward Africa and Asia where the Group has strong growth. European sales were affected by the divestment of mature activities for LPG distribution in Belgium and Germany.

>	Results

3Q17	2Q17	3Q16	3Q17 vs 3Q16	In millions of dollars	9M17	9M16	9M17 vs 9M16
506	433	444	+14%	Adjusted net operating income*	1,240	1,153	+8%
190	258	243	-22%	Investments	887	745	+19%
150	182	29	x5.2	Divestments	368	359	+3%
205	185	209	-2%	Organic investments	485	543	-11%
517	602	508	+2%	Operating cash flow before working capital changes	1,530	1,470	+4%
596	229	573	+4%	Cash flow from operations	1,138	1,414	-20%

*	Detail of adjustment items shown in the business segment information annex to financial statements.

The financial contribution of Marketing & Services continues to grow in a context of strong marketing margins, notably in Africa. Compared to a year ago, adjusted net operating income increased by 14% to 506 M$ in the third quarter 2017 and by 8% to 1,240 M$ in the first nine months 2017.

Group results

>	Adjusted net operating income from business segments

Adjusted net operating income from the business segments was:

•	3,062 M$ in the third quarter 2017, an increase of 31% compared to the third quarter 2016, mainly due to the 84% increase in contribution from Exploration & Production which benefited from new projects ramp ups and higher prices;

•	8,577 M$ in the first nine months 2017, an increase of 27% compared to the first nine months 2016 for the same reasons above.

>	Adjusted net income (Group share)

Adjusted net income was 2,674 M$ in the third quarter 2017, an increase of 29% compared to the third quarter 2016, and 7,706 M$ in the first nine months 2017, an increase of 31% compared to the first nine months 2016.

The increase was the result of a higher contribution from Exploration & Production and the ongoing decrease in the Group’s breakeven.

Adjusted net income excludes the after-tax inventory effect, special items and the impact of changes in fair value13.

[13]	Details shown on page 13.

Total adjustments affecting net income (Group share)14 were:

•	50 M$ in the third quarter 2017; and

•	-96 M$ in the first nine months 2017, including mainly an impairment of the Fort Hill project in Canada related to a cost increase and a gain on the sale of Atotech.

The effective tax rate15 for the business segments was:

•	32.6% in the third quarter 2017 compared to 21.5% in the third quarter 2016, mainly due to the higher effective tax rate for the Exploration & Production segment in the context of higher hydrocarbon prices and the larger share of Exploration & Production in the Group’s quarterly results;

•	30.9% in the first nine months 2017 compared to 22.0% in the first nine months 2016, for the same reasons above.

>	Adjusted fully-diluted earnings per share

Adjusted earnings per share were:

•	$1.04 in the third quarter 2017, calculated on the basis of 2,505 million fully-diluted weighted-average shares, a 23% increase from $0.84 in the third quarter 2016;

•	$3.02 in the first nine months 2017, calculated on the basis of 2,480 million fully-diluted weighted-average shares, a 25% increase from $2.42 in the first nine months 2016.

The number of fully-diluted shares was 2,509 million on September 30, 2017.

>	Divestments – acquisitions

Asset sales were:

•	202 M$ in the third quarter 2017, comprised mainly of the sale of LPG activities in Germany; and

•	3,120 M$ in the first nine months 2017, essentially comprised of the sale of Atotech, the SPMR pipeline and LPG activities in Germany.

Acquisitions were:

•	513 M$ in the third quarter 2017, essentially comprised of the bonus related to the certification of resources for Elk-Antelope in Papua New Guinea; and

•	1,163 M$ in the first nine months 2017, essentially comprised of the bonus related to the certification of resources for Elk-Antelope, a 23% equity share in Tellurian, and a marketing and logistics network in East Africa.

>	Cash flow

The Group’s net cash flow16 was:

•	1,786 M$ in the third quarter 2017 compared to -594 M$ in the third quarter 2016, mainly due to the decrease in net investments and the increase in operating cash flow before working capital changes;

•	7,182 M$ in the first nine months 2017 compared to -599 M$ in the first nine months 2016, mainly due to the nearly 3 B$ increase in operating cash flow before working capital changes, the decrease in organic investments and the sale of Atotech.

>	Return on equity

Return on equity for the twelve months ended September 30, 2017, was 9.7%17, an increase compared to last year.

[14]	Details shown on page 10 and in the annex to the financial statements.
[15]	Tax on adjusted net operating income / (adjusted net operating income - income from equity affiliates - dividends received from investments + tax on adjusted net operating income).
[16]	Net cash flow = operating cash flow before working capital changes - net investments (including other transactions with non-controlling interests).
[17]	Details shown on page 12.

Summary and outlook

The imbalance between supply and demand has decreased in recent months, and Brent rose above 55 $/b. Markets however should remain volatile given the uncertainties in supply, and inventories, while falling, remain high. In this context, the Group continues to reduce its breakeven point by reducing its operating costs with a target of 5 B$ in savings by 2020 and increasing production by 5% per year until 2022.

In the Upstream, annual production growth should be approximately 5% in 2017, notably supported by the start-up of the giant Al Shaheen oil field in Qatar, and the ongoing ramp-up of Kashagan in Kazakhstan and Moho Nord in the Republic of the Congo. Yamal LNG in Russia is expected to begin producing by year-end. Finally, the acquisition of Maersk Oil is expected to be completed in the first quarter of 2018.

In the Downstream, refining margins are above 40 $/t at the beginning of the fourth quarter and the petrochemicals environment remains favorable. The Downstream is in line with its goal to generate approximately 7 B$ of operating cash flow before working capital changes in 2017, having generated more than 5.1 B$ in the first nine months.

The pre-dividend organic breakeven for the Group (excluding acquisitions-divestments) will be below 30 $/b in 2017 and should continue to fall to 20 $/b in 2019.

•    •    •

To listen to CFO Patrick de La Chevardière’s conference call with financial analysts today at 13:30 (London time) please log on to total.com or call +44 (0)203 427 1910 in Europe or +1 212 444 0481 in the United States (code: 3052387). For a replay, please consult the website or call +44 (0)207 984 7568 in Europe or +1 719 457 0820 in the United States (code: 3052387).

* * * * *

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Operating information by segment

>	Exploration & Production

3Q17	2Q17	3Q16	3Q17 vs 3Q16	Combined liquids and gas production by region (kboe/d)	9M17	9M16	9M17 vs 9M16
730	746	720	+1%	Europe and Central Asia	761	759	—
665	656	649	+2%	Africa	652	638	+2%
592	514	529	+12%	Middle East and North Africa	547	522	+5%
357	344	285	+25%	Americas	345	265	+30%
237	240	261	-9%	Asia Pacific	245	265	-8%

2,581	2,500	2,443	+6%	Total production	2,550	2,449	+4%

659	597	592	+11%	including equity affiliates	634	613	+3%

3Q17	2Q17	3Q16	3Q17 vs 3Q16	Liquids production by region (kb/d)	9M17	9M16	9M17 vs 9M16
257	266	238	+8%	Europe and Central Asia	264	247	+7%
517	505	524	-1%	Africa	503	518	-3%
452	376	380	+19%	Middle East and North Africa	407	376	+8%
138	126	118	+16%	Americas	130	105	+23%
29	26	29	+1%	Asia Pacific	28	31	-9%

1,392	1,298	1,290	+8%	Total production	1,331	1,276	+4%

311	244	249	+25%	including equity affiliates	273	251	+9%

3Q17	2Q17	3Q16	3Q17 vs 3Q16	Gas production by region (Mcf/d)	9M17	9M16	9M17 vs 9M16
2,556	2,592	2,594	-1%	Europe and Central Asia	2,678	2,760	-3%
663	679	617	+7%	Africa	685	592	+16%
778	763	813	-4%	Middle East and North Africa	777	805	-3%
1,228	1,223	927	+32%	Americas	1,207	889	+36%
1,202	1,243	1,335	-10%	Asia Pacific	1,258	1,351	-7%

6,427	6,500	6,286	+2%	Total production	6,605	6,397	+3%

1,798	1,829	1,831	-2%	including equity affiliates	1,880	1,932	-3%

3Q17	2Q17	3Q16	3Q17 vs 3Q16	Liquefied natural gas	9M17	9M16	9M17 vs 9M16
2.95	2.64	2.74	+8%	LNG sales* (Mt)	8.56	8.24	+4%

*	Sales, Group share, excluding trading; 2016 data restated to reflect volume estimates for Bontang LNG in Indonesia based on the 2016 SEC coefficient.

>	Downstream (Refining & Chemicals and Marketing & Services)

3Q17	2Q17	3Q16	3Q17 vs 3Q16	Petroleum product sales by region (kb/d)*	9M17	9M16	9M17 vs 9M16
2,361	2,082	2,430	-3%	Europe	2,178	2,363	-8%
544	586	537	+1%	Africa	593	545	+9%
584	654	627	-7%	Americas	587	585	—
678	735	567	+20%	Rest of world	720	681	+6%

4,167	4,057	4,161	—	Total consolidated sales	4,078	4,174	-2%

583	538	706	-17%	Including bulk sales	579	707	-18%
1,754	1,759	1,641	+7%	Including trading	1,734	1,679	+3%

*	Includes share of TotalErg.

Adjustment items to net income (Group share)

3Q17	2Q17	3Q16	In millions of dollars	9M17	9M16
(123)	(108)	(98)	Special items affecting net income (Group share)	5	(434)
—	125	(32)	Gain (loss) on asset sales	2,264	312
(2)	(54)	(18)	Restructuring charges	(61)	(22)
(74)	(32)	(33)	Impairments	(1,824)	(211)
(47)	(147)	(15)	Other	(374)	(513)
183	(310)	(5)	After-tax inventory effect: FIFO vs. replacement cost	(72)	217
(10)	(19)	(13)	Effect of changes in fair value	(29)	(15)

50	(437)	(116)	Total adjustments affecting net income	(96)	(232)

2017 Sensitivities*

	Scenario	Change	Estimated impact on adjusted net operating income	Estimated impact on cash flow
Dollar	1.1 $/€	-0.1 $ per €	+0.1 B$	~0 B$
Brent	50 $/b	+10 $/b	+2 B$	+2.5 B$
European refining margin indicator (ERMI)	35 $/t	+10 $/t	+0.5 B$	+0.6 B$

*	Sensitivities are revised once per year upon publication of the previous year’s fourth quarter results. Sensitivities are estimates based on assumptions about the Group’s portfolio in 2017. Actual results could vary significantly from estimates based on the application of these sensitivities. The impact of the $-€ sensitivity on adjusted net operating income is essentially attributable to Refining & Chemicals.

Investments - Divestments

3Q17	2Q17	3Q16	3Q17 vs 3Q16	In millions of dollars	9M17	9M16	9M17 vs 9M16
3,060	3,949	4,082	-25%	Organic investments	9,953	12,756	-22%
161	166	136	+18%	capitalized exploration	438	536	-18%
153	443	135	+13%	increase in non-current loans	754	964	-22%
(337)	(153)	(101)	x3.3	repayment of non-current loans	(677)	(502)	+35%
513	103	1,018	-50%	Acquisitions	1,163	1,417	-18%
202	207	91	x2.2	Asset sales	3,120	1,448	x2.2
(2)	—	(107)	ns	Other transactions with non-controlling interests	(2)	(104)	ns
3,373	3,845	5,116	-34%	Net investments	7,998	12,829	-38%

Net-debt-to-equity ratio

In millions of dollars	9/30/2017	6/30/2017	9/30/2016
Current borrowings	11,206	13,070	13,383
Net current financial assets	(2,306)	(3,377)	(1,375)
Net financial assets classified as held for sale	(2)	(2)	(81)
Non-current financial debt	40,226	41,548	44,450
Hedging instruments of non-current debt	(626)	(558)	(1,089)
Cash and cash equivalents	(28,583)	(28,720)	(24,801)

Net debt	19,915	21,961	30,487

Shareholders’ equity - Group share	109,801	107,188	98,168
Estimated dividend payable	(1,826)	(1,762)	(1,629)
Non-controlling interests	2,799	2,772	2,948

Adjusted shareholders’ equity	110,774	108,198	99,487

Net-debt-to-equity ratio	18.0%	20.3%	30.6%

Return on equity

In millions of dollars	October 1, 2016 September 30, 2017	July 1, 2016 to June 30, 2017	January 1, 2016 to December 31, 2016
Adjusted net income	10,244	9,661	8,447
Average adjusted shareholders’ equity	105,130	103,734	96,929

Return on equity (ROE)	9.7%	9.3%	8.7%

Return on average capital employed

>	Twelve months ended September 30, 2017

In millions of dollars	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Group
Adjusted net operating income	5,187	385	4,035	1,646	11,298
Capital employed at 9/30/2016*	109,210	6,058	12,034	5,704	130,535
Capital employed at 9/30/2017*	110,114	5,388	11,919	6,871	131,185

ROACE	4.7%	6.7%	33.7%	26.2%	8.6%

>	Twelve months ended June 30, 2017

In millions of dollars	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Group
Adjusted net operating income	4,529	479	3,931	1,584	10,609
Capital employed at 6/30/2016*	107,405	4,622	12,249	5,789	129,635
Capital employed at 6/30/2017*	108,618	5,363	10,957	6,937	130,831

ROACE	4.2%	9.6%	33.9%	24.9%	8.1%

>	Full-year 2016

In millions of dollars	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Group
Adjusted net operating income	3,217	439	4,195	1,559	9,274
Capital employed at 12/31/2015*	103,791	4,340	10,454	5,875	121,143
Capital employed at 12/31/2016*	107,617	4,975	11,618	5,884	127,423

ROACE	3.0%	9.4%	38.0%	26.5%	7.5%

*	At replacement cost (excluding after-tax inventory effect).

This press release presents the results for the third quarter 2017 and the first nine months 2017 from the consolidated financial statements of TOTAL S.A. as of September 30, 2017 (unaudited). The notes to these consolidated financial statements (unaudited) are available on the TOTAL website total.com.

This document may contain forward-looking information on the Group (including objectives and trends), as well as forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, notably with respect to the financial condition, results of operations, business, strategy and plans of TOTAL. These data do not represent forecasts within the meaning of European Regulation No. 809/2004.

Such forward-looking information and statements included in this document are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future, and are subject to a number of risk factors that could lead to a significant difference between actual results and those anticipated, including currency fluctuations, the price of petroleum products, the ability to realize cost reductions and operating efficiencies without unduly disrupting business operations, environmental regulatory considerations and general economic and business conditions. Certain financial information is based on estimates particularly in the assessment of the recoverable value of assets and potential impairments of assets relating thereto.

Neither TOTAL nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Further information on factors, risks and uncertainties that could affect the Company’s financial results or the Group’s activities is provided in the most recent Registration Document, the French language version of which is filed by the Company with the French Autorité des Marchés Financiers and annual report on Form 20-F filed with the United States Securities and Exchange Commission (“SEC”).

Financial information by business segment is reported in accordance with the internal reporting system and shows internal segment information that is used to manage and measure the performance of TOTAL. Performance indicators excluding the adjustment items, such as adjusted operating income, adjusted net operating income, and adjusted net income are meant to facilitate the analysis of the financial performance and the comparison of income between periods. These adjustment items include:

(i) Special items

Due to their unusual nature or particular significance, certain transactions qualified as “special items” are excluded from the business segment figures. In general, special items relate to transactions that are significant, infrequent or unusual. However, in certain instances, transactions such as restructuring costs or asset disposals, which are not considered to be representative of the normal course of business, may be qualified as special items although they may have occurred within prior years or are likely to occur again within the coming years.

(ii) Inventory valuation effect

The adjusted results of the Refining & Chemicals and Marketing & Services segments are presented according to the replacement cost method. This method is used to assess the segments’ performance and facilitate the comparability of the segments’ performance with those of its competitors.

In the replacement cost method, which approximates the LIFO (Last-In, First-Out) method, the variation of inventory values in the statement of income is, depending on the nature of the inventory, determined using either the month-end price differentials between one period and another or the average prices of the period rather than the historical value. The inventory valuation effect is the difference between the results according to the FIFO (First-In, First-Out) and the replacement cost.

(iii) Effect of changes in fair value

The effect of changes in fair value presented as an adjustment item reflects, for some transactions, differences between internal measures of performance used by TOTAL’s management and the accounting for these transactions under IFRS.

IFRS requires that trading inventories be recorded at their fair value using period-end spot prices. In order to best reflect the management of economic exposure through derivative transactions, internal indicators used to measure performance include valuations of trading inventories based on forward prices.

Furthermore, TOTAL, in its trading activities, enters into storage contracts, whose future effects are recorded at fair value in Group’s internal economic performance. IFRS precludes recognition of this fair value effect.

The adjusted results (adjusted operating income, adjusted net operating income, adjusted net income) are defined as replacement cost results, adjusted for special items, excluding the effect of changes in fair value.

Euro amounts presented herein represent dollar amounts converted at the average euro-dollar (€-$) exchange rate for the applicable period and are not the result of financial statements prepared in euros.

Cautionary Note to U.S. Investors – The SEC permits oil and gas companies, in their filings with the SEC, to separately disclose proved, probable and possible reserves that a company has determined in accordance with SEC rules. We may use certain terms in this press release, such as “potential reserves” or “resources”, that the SEC’s guidelines strictly prohibit us from including in filings with the SEC. U.S. investors are urged to consider closely the disclosure in our Form 20-F, File N° 1-10888, available from us at 2, place Jean Millier – Arche Nord Coupole/Regnault - 92078 Paris-La Défense Cedex, France, or at our website total.com. You can also obtain this form from the SEC by calling 1-800-SEC-0330 or on the SEC’s website sec.gov.